AMENDMENT NO. 7 TO THE SUBADVISORY AGREEMENT

This AMENDMENT NO. 7 TO THE SUBADVISORY AGREEMENT (“Amendment”) is dated as of March 27, 2019, by and between SUNAMERICA ASSET MANAGEMENT, LLC (formerly, SunAmerica Asset Management Corp.), a Delaware limited liability company (the “Adviser”), and MASSACHUSETTS FINANCIAL SERVICES COMPANY, a Delaware corporation (the “Subadviser”).

WITNESSETH:

WHEREAS, the Adviser and SunAmerica Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time, pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement; and

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company; and

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated January 1, 1999, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain series of the Trust (the “Portfolios”) as listed on Schedule A of the Subadvisory Agreement; and

WHEREAS, the parties desire to amend and restate Schedule A to the Subadvisory Agreement to reflect the termination of investment advisory services by the Subadviser to SA MFS Telecom Utility Portfolio as a result of its liquidation.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.	Schedule A to the Subadvisory Agreement is hereby replaced with Schedule A attached hereto.

2.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.

Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4.	Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By: /s/ Peter A. Harberck

Name: Peter A. Harbeck
Title: President and Chief Executive Officer

MASSACHUSETTS FINANCIAL SERVICES COMPANY

By: /s/ Carol W. Geremia

Name: Carol W. Geremia
Title: President

SCHEDULE A

Effective March 27, 2019

Portfolios	Annual Fee (as a percentage of the average daily net assets the Subadviser manages in the portfolio)

SA MFS Blue Chip Growth Portfolio	0.300% first $50 million 0.225% next $100 million 0.200% next $350 million 0.150% over $500 million
SA JPMorgan MFS Core Bond Portfolio	0.150% first $500 million 0.120% next $1.5 billion 0.100% over $2 billion

SA MFS Massachusetts Investors Trust Portfolio	0.375% first $250 million 0.350% next $250 million 0.325% next $1 billion 0.250% over $1.5 billion

SA MFS Total Return Portfolio	0.375% first $500 million 0.350% next $250 million 0.320% next $250 million 0.300% over $1 billion